                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        j2 GLOBAL COMMUNICATIONS, INC.
                      (Name of Subject Company (Issuer))

                        j2 GLOBAL COMMUNICATIONS, INC.
                       (Name of Filing Person (Offeror))

Options Under j2 Global Communications, Inc. 1997 Option Plan to Purchase Common
                       Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                  46626E 20 6
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                              Richard S. Ressler
                             Chairman of the Board
                        j2 Global Communications, Inc.
                           6922 Hollywood Boulevard
                                   Suite 800
                              Hollywood, CA 90028
                                (323) 860-9200
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE
                           -------------------------
              Transaction valuation*         Amount of filing fee
              ----------------------         --------------------

                     $2,519,139                     $504**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 856,182 shares of common stock of j2 Global Communications, Inc. having an aggregate value of $2,519,139 as of June 19, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing party:              Not applicable.
Date filed:                Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

Item 1.  Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 21, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is j2 Global Communications, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 6922 Hollywood Boulevard, 8th Floor, Hollywood, CA 90028. The Company's phone number is (323) 860-9200. The information set forth in the Offer to Exchange under "Information Concerning j2 Global" is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all "Eligible Options" (as defined in the following sentence) to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Company's amended and restated 1997 stock option plan. "Eligible Options" are options to purchase Common Stock granted under the Company's amended and restated 1997 stock option plan during calendar years 1998, 1999, or 2000, and those resulting from the conversion of options granted on or after October 31, 1996 under eFax.com stock plans (collectively, the "Converted eFax Options"). Options granted prior to January 1, 1998 or after December 31, 2000, and Converted eFax Options granted prior to October 31, 1996 are not eligible to participate in the offer. The Converted eFax Options included in the Eligible Options are referred to herein as the "Eligible Converted Options", and the balance of the Eligible Options are referred to herein as the "Eligible j2 Options." The offer is made on the terms and subject to the conditions described in the Offer to Exchange and the related Election Concerning Exchange of Stock Options form (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibits (a)(1) and (a)(2). With respect to Eligible j2 Options, the number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the Eligible j2 Options elected to be exchanged by such option holder and accepted for exchange. With respect to Eligible Converted Options, the number of shares of common stock subject to new options to be granted to each option holder will be equal to one-tenth (1/10) of the number of shares subject to the Eligible Converted Options elected to be exchanged by such option holder and accepted for exchange. The New Options will vest over a four (4) year period (25% per year), beginning March 27, 2001, which is the date of the most recent option grant by the Company. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 7 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 6 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Schedule A ("Conditions of the Offer"), Section 7 ("Source and Amount of Consideration; Terms of New Options"), Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. Directors and officers who are senior vice presidents and above are ineligible to participate in the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

         (e) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Company's amended and restated 1997 stock option plan, which is attached hereto as Exhibit (d), contains information regarding the subject securities.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under Section 7 ("Source and Amount of Consideration; Terms of New Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Schedule A ("Conditions of the Offer") is incorporated herein by reference.

         (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a)  Not applicable.

         (b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a)  Not applicable.

Item 10. Financial Statements.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Information Concerning j2 Global") and Section 15 ("Additional Information"), and on pages 38 through 58 of the Company's Amended Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000 is incorporated herein by reference.

     Our earnings available for fixed charges of $(15,058,573) were inadequate to cover our fixed charges of $1,901,731 for the fiscal year ended December 31, 1999. Our earnings available for fixed charges of $(24,932,718) were inadequate to cover our fixed charges of $362,259 for the year ended December 31, 2000. Our book value per share was $5.64 as of December 31, 2000.

         (b)  Not applicable.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)  Not applicable.

Item 12. Exhibits.

Exhibit
Number          Description
------          -----------

(a)(1)      Offer to Exchange, dated May 21, 2001.

(a)(2)      Form of Election Concerning Exchange of Stock Options.

(a)(3)      j2 Global Communications, Inc. Press Release dated May 21, 2001.

(a)(4) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.

(a)(5) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.

(a)(6) E-mail Communication to j2 Global Communications, Inc. Employees dated June 4, 2001.

(a)(7) E-mail Communication to j2 Global Communications, Inc. Employees dated June 14, 2001.

(a)(8)      Form of E-mail Letter to Tendering Option Holders.

(a)(9) j2 Global Communications, Inc. Amended Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

(b)         Not applicable.

(d) j2 Global Communications, Inc. Amended and Restated 1997 Stock Option Plan. Filed as Exhibit 10.2 to the Company's Report on Form 10-K filed with the Commission on March 30, 2000 and incorporated herein by reference.

(g)         Not applicable.

(h)         Not applicable.

Item 13.  Information Required by Schedule 13E-3.

          (a) Not applicable.



                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          j2 Global Communications, Inc.


                                          /s/ Richard S. Ressler
                                          ------------------------------
                                          Richard S. Ressler
                                          Chairman of the Board

Date: May 21, 2001

                               Index to Exhibits

Exhibit
Number          Description
------          -----------

(a)(1)       Offer to Exchange, dated May 21, 2001.

(a)(2)       Form of Election Concerning Exchange of Stock Options.

(a)(3)       j2 Global Communications, Inc. Press Release dated May 21, 2001.

(a)(4) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.

(a)(5) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.

(a)(6) E-mail Communication to j2 Global Communications, Inc. Employees dated June 4, 2001.

(a)(7) E-mail Communication to j2 Global Communications, Inc. Employees dated June 14, 2001.

(a)(8)       Form of E-mail Letter to Tendering Option Holders.

(a)(9) j2 Global Communications, Inc. Amended Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

(d) j2 Global Communications, Inc. Amended and Restated 1997 Stock Option Plan. Filed as Exhibit 10.2 to the Company's Report on Form 10-K filed with the Commission on March 30, 2000 and incorporated herein by reference.